Exhibit (a)(32)
IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY

DENNIS RICE, et al.,	Civil No. 268974-V
Business and Technology Court
Plaintiffs,	Judge Michael D. Mason
(Consolidated)
v.

LAFARGE NORTH AMERICA, INC., et al.,

Defendants.

SECOND CONSOLIDATED_CLASS ACTION COMPLAINT
     Plaintiffs Dennis Rice, Alan Kahn, City of Philadelphia Board of Pensions and Retirement, Local 66 Trust Funds and Kenneth Amron, by their attorneys and Co-Lead Counsel, as and for their second consolidated class action complaint against defendants, allege upon personal knowledge as to Plaintiffs and Plaintiffs’ actions and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:
SUMMARY OF THE ACTION
     1. Plaintiffs bring this action individually and as a class action on behalf of the public minority shareholders of Lafarge North America, Inc. (“LNA” or the “Company”) to enjoin a self-dealing going-private plan (the “Going-Private Plan”) by which defendant Lafarge S.A. (“LSA”), the majority and controlling shareholder of LNA, through its wholly-owned subsidiary, defendant Efalar, Inc. (“Efalar”), proposes to cash out the public minority shareholders of LNA through a coercive tender offer (the “Tender Offer”) and a squeeze-out, short form Merger (the “Merger”). Plaintiffs also seek damages in the event the transaction is consummated.

     2. On February 21, 2006, LSA commenced the Tender Offer through a wholly owned subsidiary to purchase all of the outstanding common stock of LNA it did not already own for $75 per share cash, notwithstanding the fact that LNA common stock was trading well in excess of $75 per share. On April 4, 2006, LSA amended the Tender Offer to increase the offer price to $82 per share cash, which is still significantly below the market price of LNA common stock. LSA has publicly stated that it also intends to follow the Tender Offer with the squeeze-out Merger to eliminate all minority shareholders of LNA. Neither the Tender Offer nor the Merger are subject to the recommendation by a “Special Committee” of LNA non-management directors that such transactions are fair and in the best interests of LNA’s minority shareholders and there are no appraisal rights for any dissenting shareholders.
     3. The Going-Private Plan is the product of a hopelessly flawed process that was designed to ensure the sale of LNA to its majority owner, LSA, at a price and on terms that are unfair to Plaintiffs and the other minority shareholders of LNA. As set forth herein, even the new $82 per share offered is an unfair price and is the product of unfair dealing. Defendants are using the Tender Offer and Merger to coerce LNA minority shareholders to tender their shares into an unfair offer by presenting incomplete and/or inaccurate financial valuations of LNA. For example, at the time of the amended Tender Offer, LNA’s common stock was trading on the open market for approximately $85 per share or over 3.6% more than the $82 per share Tender Offer price, and it has continued to trade in the range of $85 per share. Indeed, LSA has timed the Going-Private Plan to squeeze out the minority interest in LNA to capture for itself alone 100% of the increased earnings and revenues projected for LNA without paying a fair price to LNA minority shareholders. Moreover, the Special Committee of LNA directors appointed to evaluate the Going-Private Plan suffers from disabling conflicts of interest and cannot provide undivided loyalty to Plaintiffs.
     4. In addition to enjoining the Going Private Plan, this action also seeks to (i) cause defendants LSA and Efalar to issue another supplemental Offer to Purchase on Schedule TO to LNA’s minority shareholders because the current Offer to Purchase disseminated by these defendants and filed with the U.S. Securities and Exchange Commission (“SEC”) on February 21, 2006 (the “Schedule TO” and the “Offer to Purchase,” respectively), and as amended on April 7, 2006 (the “Supplemental Offer to Purchase”) contain material misrepresentations and omit material information in breach of LSA’s fiduciary duties to the Company’s public shareholders; and (ii) cause defendants LNA and the Individual Defendants (defined below), to issue a supplemental Schedule 14D-9/A because the Schedule 14D-9/A, and Amendment No. 2 thereto filed with the SEC on March 24, 2006, omitted material information in breach of their fiduciary duties to the Company’s public shareholders.
THE PARTIES
     5. Plaintiffs Dennis Rice, Alan Kahn, Kenneth Amron, City of Philadelphia Board of Pensions and Retirement, and Local 66 Trust Funds are, and at all relevant times have been, shareholders of LNA since prior to the wrongs complained of herein.
     6. Defendant LNA is a corporation duly organized and existing under the laws of the State of Maryland and carries on a regular business in Montgomery County, Maryland. LNA is a supplier of construction materials such as cement and cement-related products, ready-mix concrete, gypsum wallboard, aggregates, asphalt and concrete products. LNA’s net sales in 2005 exceeded $4.3 billion. LNA shares trade on the New York Stock Exchange (“NYSE”) under the symbol “LAF.”
     7. Defendant LSA is the majority owner of LNA, as it owns and controls approximately 53.2% of the total equity interests in LNA. LSA is one of the largest building materials manufacturers and suppliers in the world, and employs 777,000 people in 75 countries. Although LSA is a “société anonyme” organized under the laws of France, its shares trade on the NYSE in the form of American Depositary Shares, or “ADSs” under the symbol “LR.” As a foreign company whose shares are publicly traded in a United States securities market, LSA makes regular filings with the SEC, including filing its annual report and related certifications under the Sarbanes-Oxley Act of 2002. LSA is also the corporate parent of Efalar through which it has made the Tender Offer. The Court has jurisdiction over LSA through the conspiracy theory of jurisdiction as recognized by the Court of Appeals of Maryland. Moreover, LSA designated its own top executive officers and directors as directors of LNA, a Maryland corporation that does business in Maryland, as detailed below.
     8. Defendant Efalar is a corporation duly organized and existing under the laws of the State of Delaware. Efalar was formed as a wholly owned “acquisition subsidiary” of LSA. Its sole stated purpose is to complete the Going-Private Plan and acquire all of the minority shares in LNA currently held by the investing public. On February 21, 2006, Efalar made the Tender Offer on behalf of LSA to acquire all shares of common stock of LNA. In its Tender Offer, Efalar solicits purchases of stock within the State of Maryland, expressly seeks to effect the Merger pursuant to Maryland law and file the “Articles of Merger” pursuant to the Going-Private Plan with the State

Department of Assessments and Taxation of Maryland (see, e.g., Supplemental Offer to Purchase at p. 2; Offer to Purchase at pp. 2, 8, 27, C-1), as well as deprive minority shareholders of any appraisal rights under Maryland law (Offer to Purchase at p. 29) and, accordingly, is subject to the jurisdiction of this Court pursuant to the Maryland long-arm statute. Moreover, all of Efalar’s directors hold senior executive positions at LSA. (See Offer to Purchase at p. A-3.)
     9. Defendant Bertrand P. Collomb (“Collomb”) is Chairman of LNA’s Board of Directors. He has served in that position since January 1989. Collomb is also the Chairman of LSA’s Board of Directors and has served in that position since August 1989. Collomb has, in the past, also served as Chief Executive Officer, Vice Chairman of the Board of Directors, and Chief Operating Officer of LSA. Collomb is also member of the Board of Directors of Atco Ltd. (“Atco”), an Alberta-based energy services company. Collomb’s fellow Board members at Atco include Brian P. Drummond (“Drummond”), an Atco Director since 1968. Drummond is also a Director of the Montreal General Hospital Foundation, along with Defendant Nadeau.
     10. Defendant Bernard L. M. Kasriel (“Kasriel”) is Vice Chairman of LNA’s Board of Directors, and has been since May 1996, and has served as a director of the Company since 1989. Kasriel is also Vice Chairman of LSA’s Board of Directors, and served as Chief Operating Officer of LSA from January 1995 through May 2003 when he was appointed Chief Executive Officer of LSA. Kasriel is also a member of the Board of Directors of Sonoco Products Company (“Sonoco”), along with Defendant Micali.
     11. Defendant Bruno Lafont (“Lafont”) is, and has been, a Director of LNA since 2003 and is also the Senior Executive Vice President and Co-Chief Operating

Officer of LSA. Lafont served as Executive Vice President- Gypsum of LSA from 1998 to May, 2003. Prior to that, he served as Executive Vice President of Finance for LSA from 1995 to 1998.
     12. Defendant Robert W. Murdoch (“Murdoch”) is a Director of LNA and a Director of LSA. Murdoch served as President and Chief Executive Officer of LNA from 1992 to 1998, was President and Chief Executive Officer of Lafarge Canada (a subsidiary of LNA) from 1985 to 1992, and was also a Senior Executive Vice President of LSA from August 1989 to September 1992. Murdoch has served as a director of the Company since 1987.
     13. Defendant Philippe R. Rollier (“Rollier”) is a Director of LNA and is also the Company’s President and Chief Executive Officer. Rollier served as the Regional President of LSA from 1995 to 2001 and has served as Executive Vice President of LSA since 1999. Rollier has served as a director of the Company since 2001.
     14. Defendant Michel Rose (“Rose”) is, and has been, a Director of LNA since 1992. Also, he is a Senior Executive Vice President and Co-Chief Operating Officer of LSA. Rose served as LNA’s President and Chief Executive Officer from September 1992 to September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of LSA, from 1987 to 1992.
     15. Defendant John D. Redfern (“Redfern”) is a Director of LNA and is the Chairman of the Board of Lafarge Canada. Although Redfern has been a Director of LNA since 1983, and was formerly LNA’s Chief Executive Officer, he owns just 7,462 shares of LNA common stock, according to Lafarge’s 2005 annual proxy statement.

Lafarge’s 2005 annual proxy statement also states that Redfern owns 559 shares of LSA common stock. Redfern’s son is an employee of one of the Company’s subsidiaries.
     16. Defendant Marshall A. Cohen (“Cohen”) is a Director of LNA. Although Cohen has been a Director of LNA since 1991, he owns just 3,400 shares of LNA common stock, and is deemed to beneficially own 1,000 shares of LNA indirectly through an investment company he controls, according to Lafarge’s 2005 annual proxy statement. From November 1988 to September 1996, Cohen was also the President and Chief Executive Officer and a member of the Board of Directors of The Molsen Companies Limited (“Molsen”). Cohen’s fellow Board members at Molsen included Eric Molsen, who is also a Director of the Montreal General Hospital Fund, along with Defendant Nadeau. Cohen is also a Chairman of the Advisory Council of the Schulich School of Business at York University, where Defendant Tanenbaum serves as a member of the Advisory Council. Cohen also is, and has been, an attorney with Cassels, Brock & Blackwell, Barristers and Solicitors since October 1996. The Cassels Brock & Blackwell law firm publicly lists Lafarge Canada Ltd. as one of its corporate clients.
     17. Defendant Philippe P. Dauman (“Dauman”) is a Director of LNA. Although Dauman has been a Director of LNA since 1997, Dauman does not, directly or indirectly, own any shares of LNA common stock, according to Lafarge’s 2005 annual proxy statement. Defendant Dauman is also a member of the Board of Directors of Genuity Inc. He serves on the Board of Genuity with Mr. John W. Gerdelman (“Gerdelman”), a managing member of Mortonsgroup, LLC, a private equity group that invests in early stage technology companies. Defendant Taylor is also a managing member of Mortonsgroup, LLC. Gerdelman also served as President-Network Services of MCI Communications Corporation (“MCI”). Defendant Taylor served as the Chief Executive Officer of MCI from November 1996 to October 1998. Dauman also is, and has been, the Co-Chairman and Chief Executive Officer of DND Capital Partners, LLC, a private equity firm, since May 2000.
     18. Defendant Claudine B. Malone (“Malone”) is a Director of LNA. Although Malone has been a Director of LNA since 1994, she owns just 5,250 shares of LNA common stock, according to Lafarge’s 2005 annual proxy statement. She also is, and has been, the President of Financial & Management Consulting, Inc. since 1982.
     19. Defendant Blythe J. McGarvie (“McGarvie”) is a Director of LNA. McGarvie became a Director of LNA in 2005. McGarvie does not, directly or indirectly, own any shares of LNA common stock, according to Lafarge’s 2005 annual proxy statement. She also serves as President of Leadership for International Finance, a privately held consulting firm where she has served in such capacity since January 2003. From July 1999 to December 2002, Ms. McGarvie was Executive Vice President and Chief Financial Officer of BIC Group, Paris, France and from 1994 to 1999 served as Executive Vice President and Chief Financial Officer of Hannaford Bros. Co., of Portland, Maine.
     20. Defendant James M. Micali (“Micali”) is a Director of LNA. Micali became a Director of LNA in 2005. Micali owns just 710 shares of LNA common stock, according to Lafarge’s 2005 annual proxy statement. Micali is also a Director of Sonoco, along with Defendant Kasriel, who is Vice Chairman of LSA’s Board of Directors. Micali is also Chairman and President of Michelin North America, Inc. (“Michelin North America”). Rollier’s brother is a managing partner of Michelin North America’s parent,

Compagnie Générale Des Etablissements Michelin (“Michelin”) and Micali and Rollier’s brother together serve on the Executive Council of Michelin.
     21. Defendant Bertin F. Nadeau (“Nadeau”) is a Director of LNA. Although Nadeau has been a Director of LNA since 1998, he does not directly own any shares of LNA common stock, and is deemed to beneficially own just 5,134 shares of LNA indirectly through two companies controlled by Nadeau, according to Lafarge’s 2005 annual proxy statement. Nadeau is also a member of the Board of Directors of the Montreal General Hospital Foundation.
     22. Defendant Lawrence M. Tanenbaum (“Tanenbaum”) is a Director of LNA. Although Tanenbaum has been a Director of LNA since 2001, he does not, directly or indirectly, own any shares of LNA common stock, according to Lafarge’s 2005 annual proxy statement. Tanenbaum is also a Member of the Dean’s Advisory Council, Schulich School of Business, York University, along with Defendant Cohen, who serves as Chairman of the Advisory Council. Tanenbaum and certain of his family trusts also own 100% of Kilmer Van Nostrand Co., Limited (“Kilmer”). Kilmer and LNA are parties to various real estate agreements through which Kilmer retains options to buy certain LNA properties and a warrant to purchase LNA shares under certain circumstances.
     23. Defendant Gerald H. Taylor (“Taylor”) is a Director of LNA. Although Taylor has been a Director of LNA since 1999, he owns just 2,000 shares of LNA common stock, according to Lafarge’s 2005 annual proxy statement. Taylor was also a managing member of the Mortonsgroup, LLC, and was formerly the Chief Executive Officer of MCI at the time MCI agreed to be acquired by WorldCom.

     24. Defendants Collomb, Kasriel, Lafont, Murdoch, Redfern, Rollier, Rose, Cohen, Dauman, Malone, McGarvie, Micali, Nadeau, Tanenbaum and Taylor (the “Individual Defendants”) are in a fiduciary relationship with Plaintiffs and the other public shareholders of LNA and owe them the highest obligations of good faith and fair dealing, including a duty of candor and loyalty.
     25. Defendant LSA, through its majority stake in LNA and the fact that it controls the nomination of candidates for election to LNA’s Board of Directors, has control of LNA and is in a fiduciary relationship with Plaintiffs and the other minority shareholders of LNA and owe them the highest obligations of good faith and fair dealing, including a duty of candor and loyalty.
DEFENDANTS’ FIDUCIARY DUTIES
     26. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:
          a. adversely affects the value provided to the corporation’s shareholders;
          b. will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

          c. contractually prohibits them from complying with their fiduciary duties;
          d. will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          e. will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
     27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of LNA, are obligated to refrain from:
          a. participating in any transaction where the directors’ or officers’ loyalties are divided;
          b. participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          c. unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     28. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Going-Private Plan, violated the fiduciary duties owed to Plaintiffs and the other public minority shareholders of LNA, including their duties of loyalty, candor, and/or independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by Plaintiffs or the Class.

     29. Because the Individual Defendants have breached their duties of loyalty, candor, and/or independence in connection with the Going-Private Plan, the burden of proving the inherent or entire fairness of the Going-Private Plan, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.
     30. LSA, as controlling shareholder of the Company, owes a fiduciary duty to the Company’s public shareholders to not use its controlling position to wrongfully benefit itself at the public shareholder’s expense.
THE GOING-PRIVATE PLAN IS AT AN UNFAIR PRICE
AND IS THE PRODUCT OF AN UNFAIR PROCESS
Background
     31. LNA is the largest diversified supplier of construction materials in the U.S. and Canada. The Company produces and sells cement, ready-mixed concrete, gypsum wallboard, aggregates, asphalt, related products and services. LNA’s products are used in residential, commercial and public works construction projects across North America.
     32. LNA is part of the Lafarge Group, headed by LSA, which owned shares representing approximately 53% of the Company’s common stock on January 31, 2005. The Lafarge Group is a global leader in building materials with top-ranking positions in cement, aggregates, concrete, roofing and gypsum. In addition to LNA’s own operations, LNA also manages, for a fee, a number of U.S. cement, aggregates and concrete businesses owned by the Lafarge Group under terms set forth in a management agreement that was entered into in 2001.

     33. LSA entered the North American cement market in 1956 when it built a cement plant in British Columbia, Canada. In 1970, Lafarge Canada, part of the Lafarge Group, acquired Canada Cement Company, then already the largest cement producer in Canada. In 1974, LSA entered the US. market, and became the second largest U.S. cement producer by 1981 when it acquired General Portland Inc. A corporate reorganization in 1983 established LNA as the parent of these operations in Canada and the U.S. In the same year, the Company completed its initial public offering of common stock. Since 1983, the Company has expanded its cement, concrete, aggregates and asphalt operations throughout the U.S. and Canada, added gypsum to its product mix, and achieved an impressive record of growth mainly through acquisitions.
     34. In July of 2000, LNA’s Board of Directors approved the first in a series of stock repurchase plans. The plan approved on July 25, 2000, authorized LNA and its subsidiary, Lafarge Canada, Inc. (“Lafarge Canada”) to spend up to $100 million to repurchase the Company’s and Lafarge Canada’s stock over the following 18 months. Under this plan the Company repurchased approximately 3.4 million shares of its common stock, thereby reducing the shares available to the investing public and increasing the percentage of LSA’s ownership of LNA.
     35. On May 7, 2003, LNA’ Board of Directors authorized another stock repurchase plan that would expire in December of 2004. Under this program, the Company was allowed “to buy back up to $50 million of [its] Common Stock from time to time on the market or through privately negotiated transactions. For the year ended December 31, 2004, [the Company] repurchased approximately 1.1 million shares of Common Stock at an average cost of $46.65 per share,” further reducing the shares available to the investing public and increasing the percentage of LSA’s ownership of LNA.
     36. In November of 2004, LNA’s Board of Directors authorized another stock repurchase program to take effect on January 1, 2005. Under the new plan, “the [C]ompany, at management’s discretion, is authorized to spend up to $60 million to repurchase its common stock from time to time in the market or through privately negotiated transactions through December 31, 2005.”
     37. LSA began to formulate the Going-Private Plan in, at latest, 2005, a time in which LNA had consistently reported financial results that exceeded record levels and was projecting even stronger results.
     38. In its 2004 Annual Report filed with the SEC on March 1, 2005, LNA reported strong sales and earnings:
This was a record year for us in sales and earnings. Our operating results benefited from stronger economic fundamentals as well as good operating performance. Sustained construction activity in both the U.S. and Canada, helped by robust economic growth and continued low interest rates, led to strong demand levels in most of our markets. In addition, favorable weather both at the beginning and end of the year resulted in strong volumes in the first and fourth quarters, typically low seasons in the construction business. Pricing trends continued to be positive, and successful price increases in most of our product lines were achieved in the majority of our markets.
* * *
Net income from continuing operations in 2004 was $295.5 million, or $3.86 per diluted share, including several unusual items that contributed a net benefit of $0.03 per diluted share. These unusual items included a tax benefit of $6.3 million ($0.08 per diluted share), interest income of $4.9 million ($3.2 million after taxes or $0.04 per diluted share) associated with an income tax receivable partially offset by legal expenses of $10.6 million ($6.9 million after taxes or $0.09 per diluted share) related to settled litigation in our cement segment. The results of the year compare with an income of $217.4 million, or $2.93 per diluted share in 2003 which included a gain of $31.2 million ($18.9 million after taxes or $0.25 per diluted share) from the sale of one of our cement terminals, partially offset by $7.6 million ($0.10 per diluted share) associated with provincial tax changes legislated in both Ontario and Alberta as well as the higher tax rate applicable to the sale of the Detroit cement terminal.
We closed the year in strong financial condition. At the end of the year, total debt net of cash, cash equivalents and short-term investments was negative $24.7 million compared with positive $17.9 million in 2003. Our total debt was $827.3 million as of December 31, 2004 compared with $717.2 million at the end of 2003. Cash, cash equivalents and short-term investments were $852 million at the end of the year compared to $699.2 million at the end of 2003. Reported cash flow from operations was $331 million compared with the $406 million in 2003, reflecting our decision to make additional cash contributions in 2004 to pre-fund certain pension plans (reducing the comparative cash flows by approximately $48 million) and decreasing the amount of securitized receivable financing (reducing the comparative cash flows by approximately $87 million). (Emphasis added.)
     39. Likewise, LNA achieved solid financial results for all of the quarterly reporting periods in 2005:
          a. On April 26, 2005, LNA announced its First Quarter 2005 financial results that included a 13% increase in net sales from the same quarter of the prior year and the acknowledgement by management that “We expect the strong market conditions we experienced last year to continue in 2005” (emphasis added);
          b. On July 26, 2005, LNA announced its Second Quarter 2005 financial results that included a 19% increase in net sales and a 24% increase in net income from the same quarter of the prior year and the acknowledgement by management that “As we had anticipated, we had exceptionally strong sales this quarter — in fact, demand for cement exceeded the record levels established last year ... “Prices during the quarter were also favorable, and our market outlook for the balance of the year is optimistic” (emphasis added); and

          c. On November 7, 2005, LNA announced its Third Quarter 2005 financial results that included a 12% increase in net sales “over record sales in the same quarter last year” and the acknowledgement by management that “Our volumes year-to-date remain ahead of 2004 record levels... our pricing performance continues to be strong, and we expect to deliver strong earnings growth this year” (emphasis added).
     40. Moreover, in the same press release announcing the Company’s Second Quarter 2005 financial results, LNA reported that the stock repurchase plan that the Board of Directors had authorized in November of 2004 would be expanded:
          Stock Repurchase Plan Expanded
In November 2004, the Board of Directors approved a stock repurchase plan that took effect on January 1, 2005. Under the plan, the company, at management’s discretion, was authorized to spend up to $60 million to repurchase its common stock from time to time in the market or through privately negotiated transactions through December 31, 2005. During the first half of 2005, the company repurchased 572,000 shares of stock at an average price of $59.05 per share for a total of $33.8 million.
At its meeting today, the Board of Directors approved a $40 million increase in the current stock repurchase plan to take effect on July 26, 2005. Under the expanded plan, the company is authorized to spend up to $100 million to repurchase its common stock through December 31, 2005. (Emphasis added.)
     41. In the November 7, 2005 press release announcing the Company’s Third Quarter 2005 financial results, the Company disclosed that another stock repurchase plan would be implemented at the expiration of the 2005 plan:
          Stock Repurchase Plan
In July 2005, the Board approved a $40 million increase to its previous stock repurchase plan, effective July 26, 2005. Under the expanded plan, the company is authorized to spend up to $100 million to repurchase its common stock through December 31, 2005. During the first nine months of 2005, the company repurchased 988,000 shares of stock for a total of $61.4 million at an average price of $62.10 per share.

On November 4, 2005, the Board approved a share repurchase program to commence on January 1, 2006, and expire on December 31, 2006. Under this new program, the company is authorized to repurchase up to $100 million of its common stock from time to time in the market or through privately negotiated transactions.
     42. Between late November 2005 and late January 2006, LSA and its long-standing financial advisors, JPMorgan and BNP Paribas, developed financial evaluations relating to the price to be offered to minority shareholders in connection with the Going-Private Plan. The financial valuations conducted by LSA and its financial advisors, however, were wrongly manipulated to generate lower (inaccurate) valuations that understated LNA’s projected financial performance so as to provide some pretextual justification for LSA’s initial low-ball $75 per share offer and improved, but still inadequate, $82 per share offer.
     43. Indeed, as is its regular practice, LNA develops an annual budget that includes its own internal projections of future sales and EBITDA (earnings before interest, taxes, depreciation and amortization) for the coming year. LNA’s internal projections are the best estimate of LNA’s expected operating performance because those projections are developed directly by LNA. LSA, however, initially rejected the internal LNA projections and instead used its own projections that included lower sales and lower EBITDA for LNA in 2006. LSA and its financial advisors then used the lower (inaccurate) projections in its financial valuations, which, of course, resulted in lower (inaccurate) valuations for LNA in connection with its initial Tender Offer. LSA also developed projections for LNA that wrongly assumed a “hypothetical severe market slow-down in 2007” and likewise resulted in lower (inaccurate) projections for LNA and lower (inaccurate) valuations for LNA.

     44. After Plaintiffs’ Consolidated Class Action Complaint expressly took issue with the above-mentioned inaccurate valuations, LSA reversed its course in amending its offer price upward to $82 per share, by stating in a press release by LSA dated April 4, 2006, that “[t]he revised offer takes into account the recent generally improved outlook for the North American building materials sector as a whole and for Lafarge North America in particular.” In addition to wrongly manipulating LNA’s internal projections, the valuations generated by LSA and its financial advisors also failed to reflect LNA’s recently increased financial performance and projections for even stronger results until the recently amended Tender Offer. While the amended Tender Offer pays lip service to LNA’s increased financial performance and projections for future growth, it still materially undervalues LNA.
     45. For instance, on January 31, 2006, LNA announced its Fourth Quarter and year end 2005 financial results that included a 14% increase in net sales and a 27% increase in operating income from the same quarter of the prior year, with full-year sales up 15% and operating income up 18%. Management again acknowledged the significant gains achieved: “We are pleased with the strong finish of our cement segment, the solid pricing gains made in all of our product lines and the continued excellent performance of our gypsum business... We again delivered significant year-over-year earnings growth, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America.”
     46. As disclosed in LNA’s most recent Form 10-K filed on March 1, 2006, the Company maintains a number of business relationships with the Lafarge Group, controlled by LSA, and the Company depends on its relationship with the Lafarge Group for several material aspects of its business. Among other things, LNA disclosed under “Item 1. Business” of Part 1 of its Form 10-K:
Company Profile
* * *
Performance: We combine the global capabilities of the Lafarge Group with our own to manage each of our local businesses through our highly developed, proprietary programs designed to improve performance. Each of our product lines employs a specific, well-documented program designed to drive superior performance and ongoing operating improvements. These programs allow us to use the same systematic management approach at each of our locations, focusing our people on the same priorities and using proven models and management techniques. We strive to focus on customer orientation and competing based on value. Through this approach, we believe we can create additional value for our customers, differentiate our product-service offering, and increase our profitability.
Other Factors
* * *
Research and Development Activities. In 2005, we spent $7.1 million in research and development costs, including $4.7 million paid to the Lafarge Group pursuant to agreements we have with them. We have access to the Lafarge Group’s state-of-the-art research and development resources and the Lafarge Group shares with us its new product developments and enhancements for each of our product lines through, in part, agreements by which we share certain costs for research and development, strategic planning and marketing. We also conduct cement research and development activities at our laboratory in Montreal, Canada, which we believe is one of the largest private laboratories in the North American cement industry. Also, our subsidiary, Systech, performs research and development focused on increasing utilization of alternative fuels.
* * *
Managed Assets
We continue to manage and operate certain U.S. cement, aggregates and concrete businesses owned by the Lafarge Group as a result of its 2001 acquisition of U.K.-based Blue Circle Industries PLC. For managing these businesses we receive $12 million annually plus potential incentives for improving their operating results. As of December 31, 2005, these businesses include 5 full production cement manufacturing plants, 15 cement terminals, 1 slag grinding facility, 15 aggregate-producing pits and quarries, 91 ready-mixed concrete plants and 7 concrete block plants which we manage in conjunction with our own to maximize the efficiency of our respective operations.
We are reimbursed our direct costs and expenses for managing these businesses, as well as for the selling, general and administrative costs allocated to them. We are also reimbursed for payroll and other related costs and expenses we incur associated with the employees who operate the managed assets. If our agreement with Lafarge S.A. to manage these businesses terminates, these employees are to be returned to the employment of the Blue Circle entities and we are to be reimbursed for any cost, expense or financial consequence arising from the structural separation of our respective operations.
     47. As further disclosed in LNA’s most recent Form 10-K filed on March 1, 2006, the Company achieved record results in the year 2005, and ended the year with especially strong results. As stated in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Summary of 2005 Results and Outlook:”
We continued the pace of solid earnings growth that we have seen during the past few years. We achieved record sales and operating income this year, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America. We experienced a strong finish to the year in our cement business, solid pricing gains in most of our product lines and our gypsum business continued its excellent performance. Our operating results benefited from steady economic expansion in many of our markets, but were adversely affected by high energy prices experienced during 2005 especially in the aftermath of Hurricane Katrina.
Overall, our income before redeemable preferred shares dividends, interest and income taxes reached a record $565.2 million, an 18% increase over 2004, with strong volumes for cement, gypsum and asphalt. The Canadian dollar favorably contributed $16.8 million to our 2005 operating income. Energy and fuel cost pressures intensified during the year, with our direct energy costs up $65 million compared to last year. In addition, expenses associated with the continued implementation of our ERP system increased by approximately $30 million, and pension and other postretirement expenses were up $13.4 million compared with 2004. Finally, Hurricane Katrina adversely impacted our 2005 results by approximately $7 million due to clean up costs, lost sales, shipping logistics and damages to plants and equipment.
Net income in 2005 was $271.0 million, or $3.43 per diluted share. These results include a tax charge of $70.7 million, or $0.90 per diluted share, associated with our decision to repatriate approximately $1.1 billion from our Canadian subsidiary in 2005. In 2004, several unusual items contributed a net benefit of $0.03 per diluted share. These unusual items included a tax benefit of $6.3 million ($0.08 per diluted share), interest income of $4.9 million ($3.2 million after taxes or $0.04 per diluted share) associated with an income tax receivable partially offset by legal expenses of $10.6 million ($6.9 million after taxes or $0.09 per diluted share) related to settled litigation in our cement segment. ...
Our financial position at year end 2005 continues to be very strong. Total debt net of cash, cash equivalents and short-term investments was positive $84.2 million in 2005 compared to negative $24.7 million in 2004. Our total debt was $776.1 million as of December 31, 2005 compared with $827.3 million at the end of 2004. Cash, cash equivalents and short-term investments were $691.9 million at the end of the year compared to $852.0 million at the end of 2004. Reported cash flow from operations was $428.9 million compared with the $331.1 million in 2004.
Looking forward to 2006, we are optimistic that we will continue to show solid year-over-year earnings growth. We expect pricing to continue to be the most significant lever on profit growth for the year. We raised cement prices by approximately $10 per ton in local currency across our markets on January 1, 2006. We have also announced a second price increase in many of our U.S. markets of $3 to $5 per ton effective July 1, 2006. (Emphasis added.)
The Going-Private Plan is Publicly Announced
     48. Before the open of the U.S. securities markets on February 6, 2006, LSA issued a press release announcing that it had delivered to LNA’s Board of Directors a notice of intention to commence a tender offer for all outstanding shares of common stock of LNA not already owned by LSA or its affiliates.
     49. In the February 6, 2006, press release, LSA stated it would “offer Lafarge North America shareholders US $75 in cash for each Lafarge North America share they hold.” LSA Stated that it “intends to commence the contemplated tender offer within two weeks.”
     50. Defendant Lafont, in his capacity as LSA’s CEO, was quoted in the press release promoting the Tender Offer as a wonderful opportunity for the LNA shareholders:
“Lafarge’s offer to acquire the minority shares of Lafarge North America represents a unique opportunity for Lafarge North America shareholders to realize the value of their shares at a significant premium to Lafarge North America’s current and recent stock price. The successful completion of our tender offer will also benefit Lafarge and its shareholders.
“This transaction makes strategic sense for Lafarge, because it will enable us to pursue business and growth opportunities in North America even more effectively. It makes operational sense, because it will streamline and accelerate decision-making, free of the complexity of operating through a partially owned, publicly traded subsidiary. And it makes financial sense, because it will enable us to improve the use of free cash flow at Group level and should be immediately accretive to our earnings per share.
“In short, this is a ‘win-win’ transaction for the shareholders, the customers and the employees of both companies,” Bruno Lafont said.
     51. According to the press release from LSA, the Tender Offer will be conditioned on “the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge [S.A.] of at least 90% of the outstanding shares.” LSA went on to say that any shares that are not tendered will “be acquired in a subsequent merger at the same price as the tender offer.”
     52. LNA issued a press release later in the day on February 6, 2006, confirming its Board of Director’s receipt of the proposal for a Tender Offer from LSA. The press release stated that LNA’s Board of Directors (the “Board”) would review the proposal and make a recommendation to LNA shareholders.

     53. On February 7, 2006, The Wall Street Journal ran an article suggesting that, because the Company’s stock price was trading above the offering price, investors were expecting a higher offer: “In 4 p.m. New York Stock Exchange composite trading yesterday, shares of Lafarge North America jumped $17.89, or 28%, to $82.14, suggesting some investors are looking for a higher offer.” One analyst noted that this was an excellent move for LSA “as it will enable Lafarge to gain full control of one of its best-performing subsidiaries.”
The Special Committee
     54. On February 8, 2006, LNA issued a press release announcing that its Board had established the Special Committee to review the LSA offer. The Special Committee, however, consists of many LNA Directors who maintain economic and social interrelationships with LSA and/or LSA directors (even apart from the fact that these directors are beholden to LSA, as LSA exercises its majority ownership and voting control of LNA to elect these directors).
     55. Redfern, for instance, has divided economic interests as a shareholder of both LNA and LSA because he will maximize his investment in LSA by having LSA pay as little as possible for LNA. Redfern’s son is also an employee of an LNA subsidiary and therefore beholden to LSA for his job.
     56. Likewise, Cohen’s law firm represents LSA’s subsidiary, Lafarge Canada Ltd., and is dependent on LSA for continuing the economic benefits Cohen and his firm receive therefrom.
     57. Tanenbaum is not an independent director, as LNA itself has acknowledged that it engages in related party transactions with Kilmer and, as a result,

did not classify Tanenbaum as an “independent” director under Rule 303A of the New York Stock Exchange listing standards. Tanenbaum also, through his and his family’s 100% ownership of Kilmer, owns a warrant permitting the purchase of 4.4 million shares of LNA common stock at the significantly discounted price of $29 per share, and is worth over $200 million based on the current trading price of LNA common stock. However, due to certain restrictions on the time required need providing the notice to exercising the warrant, and the requirement that the notice be irrevocable, the warrant would become worthless in connection with a tender offer (irrespective of the price of the offer), as the notice requirements conflicted with the timing requirements of a tender offer. Faced with the possibility of losing hundreds of millions of dollars, Tanenbaum sought and the remaining members of the Special Committee agreed on March 1, 2006 to revise the terms of the warrant to relieve Tanenbaum of the irrevocable notice requirement. As a result, Tanenbaum’s exercise of the option will cost LNA over $200 million. Put another way, LSA will have to pay over $200 million more to acquire LNA — funds that could have gone to the LNA public shareholders Tanenbaum and the Special Committee purportedly represent.
     58. Redfern and Cohen’s conflicting economic interests prevent them from acting with undivided loyalty to LNA public shareholders and Tanenbaum has already put his own personal economic interests ahead of LNA public shareholders.
     59. Indeed, rather than appoint non-management directors with fewer interrelationships with LSA, the LNA Board of Directors simply appointed all directors who are not directly employed by LNA or LSA as the Special Committee, thereby enabling all of these individuals to receive special fees for their service on the Special

Committee, as each member will be paid $45,000, plus $2,000 for each meeting attended. Cohen, the Chair of the Special Committee, will be paid an additional $30,000. As noted above, many of the members of the Special Committee own a small amount of LNA shares, such that the fees they are being paid for just a few weeks work are substantial in relationship to their modest shareholdings.
     60. The Special Committee also engaged in a flawed process through its retention of Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) as a financial advisor. As financial advisor to the Special Committee, Merrill Lynch is charged with assessing the financial fairness of the Tender Offer. The Special Committee, however, has incentivized Merrill Lynch to approve a transaction with LSA (irrespective of the price offered) by making the bulk of Merrill Lynch’s fee contingent on completion of a successful tender offer. The Special Committee has agreed to pay Merrill Lynch just $500,000 for a fairness opinion on the Tender Offer, plus an additional $4.5 million transaction fee if LSA succeeds in squeezing out the minority interest in LNA, plus an additional, undisclosed incentive fee based on the ultimate offer price payable in the Tender Offer in excess of $80 per share, even though LNA common stock was trading far higher than $80 per share at the time. By contrast, Merrill Lynch will be paid just $3 million if LSA withdraws or otherwise fails to complete the Tender Offer. Thus, the Special Committee has failed to structure a fee designed to ensure objective, independent financial advice from Merrill Lynch.

Commencement of the Tender Offer
     61. On February 21, 2006, LSA, through Efalar, issued its Offer to Purchase all of the outstanding common stock of LNA that it did not already own for $75.00 net per share cash. The Tender Offer provides, inter alia:
          a. That it is conditioned on LSA’s and its affiliate’s ownership of 90% of the issued and outstanding common stock of the Company and certain exchangeable preference shares upon completion of the Tender Offer on March 20, 2006 and the offeror’s purported ability to affect a short-form Merger thereafter under Maryland law.
          b. The short-form Merger contemplated by LSA and Efalar would not allow any appraisal rights by non-tendering shareholders pursuant to Title 3, Subtitle 2 of the Maryland General Corporation Law (“MGCL”). These minority shareholders would be deprived of the true value of their investments and holdings in LNA as a result of the forced majority squeeze-out.
     62. On March 6, 2006, after certain of Plaintiffs had already moved to enjoin the Tender Offer, the Company filed a Schedule 14D-9 form with the SEC. Although LNA common stock was trading at $84.71 at the time, the Special Committee refused to take any position on a recommendation in connection with the Tender Offer (at $75 per share), other than to defer any recommendation.
     63. With the Tender Offer set to expire on Monday, April 3, 2006, and unable to continually defer its recommendation on the $75 per share Tender Offer when LNA stock continued to trade in the mid-$80 range, the Special Committee finally issued a negative recommendation on Friday, March 24, 2006.

     64. According to the Company’s 14D-9/A Am. No. 2 filed with the SEC on March 24, 2006, among the “material factors” the Special Committee considered in rendering its negative recommendation were the following:
     Undervaulation of the Company’s common stock. The Special Committee believes that the Offer undervalues the shares of common stock of the Company. The Special Committee considered the following material factors, all of which support the Special Committee’s view that the price offered in the Offer is inadequate:
     • The Offer price represents only an approximately 16.7% implied premium to the closing price of the Company’s common stock on the New York Stock Exchange on February 3, 2006, the business day immediately prior to the date of the announcement of the Offer.
     • The Company is expected to achieve results in 2006 that are notably better than initially projected in the Company’s 2006 budget. The 2006 “outlook” updating the Company’s 2006 budget, as referred to in the February 16, 2006 letter included in the Statement (and as disclosed by Lafarge S.A. in Amendment No. 3 to its Schedule TO filed with the SEC on March 10, 2006), contemplates, among other things, an approximately 10% increase in operating income from the Company’s 2006 budget. In addition, the Company’s monthly preliminary information for January and February 2006 (as disclosed by Lafarge S.A. in Amendment No. 4 to its Schedule TO filed with the SEC on March 16, 2006) reflects favorable weather and continued strong pricing at the start of the year, among other things. Consequently, results are already ahead of budget, thereby increasing confidence in the “outlook” updating the Company’s 2006 budget.
     • The Offer price implies a value of the Company that is only approximately 6.7x the Company’s estimated 2006 EBITDA (earnings before interest, taxes, depreciation, and amortization) based on the 2006 “outlook” and only approximately 7.7x the Company’s 2005 EBITDA.
     • Since the announcement of the Offer on February 6, 2006, the Company’s shares of common stock have consistently traded above the Offer price, which the Special Committee believes is a strong indicator of the market’s belief that the Offer undervalues the Company’s common stock. In particular, between the date of such announcement and March 22, 2006, to the knowledge of the Company, approximately 31.0 million shares of common stock have been traded on the New York Stock Exchange in a range from $80.51 to $84.27, with an average volume weighted trading price of $82.36. Based on the closing price of the

Company’s common stock on the New York Stock Exchange of $83.73 on March 22, 2006, the Offer price represents a discount of approximately (10.4%) to the market price of the Company’s common stock as of such date.
     • The Special Committee’s financial advisors calculate (and published analyst reports concur) that the acquisition of the Company’s minority interests would still be accretive to Lafarge S.A’s earnings at hypothetical prices that are significantly higher than the Offer price.
     Financial and business information. The Special Committee took into account the historical and current financial condition (including but not limited to the Company’s strong balance sheet), results of operations, business and future prospects of the Company (including but not limited to the Company’s 2006 “outlook” and monthly preliminary information referred to above), the risks involved in achieving those prospects, and the conditions of the general economy and of the industries in which the Company operates.
     Opinions of Merrill Lynch and Blackstone. The Special Committee considered its discussions with its financial advisors and the written opinions of Merrill Lynch and Blackstone, each dated March 23, 2006, to the effect that, as of such date, the consideration to be paid in the Offer is inadequate, from a financial point of view, to the stockholders of the Company, other than Lafarge S.A. and its affiliates. The full texts of these opinions are included herein as Annex B and Annex C. The opinions set forth, among other things, the assumptions made, procedures followed and limitations on the scope of the review undertaken by each of Merrill Lynch and Blackstone in rendering their respective opinions. Stockholders are urged to read the entirety of these opinions carefully. These opinions are directed to the Special Committee and address only the inadequacy from a financial point of view of the Offer price to be received by the stockholders of the Company (other than Lafarge S.A. and its affiliates) pursuant to the Offer, as of the date of the opinions. Such opinions do not address any other aspects of the Offer and do not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares in the Offer. The Special Committee was aware that Merrill Lynch and Blackstone became entitled to certain fees due to the delivery of their opinions as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in the Statement.
     Communications from Company stockholders. The Special Committee considered a number of communications received by the Special Committee and its advisors from the Company’s stockholders, including stockholders contacted on behalf of the Special Committee, which collectively represent in excess of 10 million shares of the Company’s outstanding common stock. The stockholders that have made these communications have uniformly indicated that the Offer price undervalues the Company’s common stock.
     Lack of strategic alternative. The Special Committee took into account that Lafarge S.A. and its subsidiaries currently own approximately 55.4% of the outstanding shares of common stock of the Company (and approximately 53.2% of the outstanding shares of common stock of the Company and exchangeable preference shares of Lafarge Canada, taken together as a single class) and that Lafarge S.A. has publicly stated that it is not interested in selling its shares of the Company.
(14D-9/A Am. No. 2 at pp. 2-4.)
     65. On the morning of April 4, 2006, the day after the Tender Offer was set to expire, LSA announced that it would amend the Tender Offer to increase the price to $82 per share (notwithstanding that LNA common stock closed at $84.36 per share on April 3, 2006) and extend the Tender Offer to April 28, 2006. LSA also announced that, as of Monday, April 3, approximately 41,585 LNA common shares had been tendered or committed to be tendered at the original offer price of $75.
     66. On April 7, 2006, Efalar, on behalf of LSA, filed its Schedule TO, Amendment No. 7 and the Supplemental Offer to Purchase with the SEC. Primarily, the Supplemental Offer to Purchase updated the original Offer to Purchase by (i) reflecting the increased $82 per share offer price; (ii) providing information regarding a LSA board of directors meeting held on April 3, 2006 with LSA’s financial advisors at which time the LSA board authorized amending the Tender Offer to increase the offer price by $7 per share; (iii) providing a summary of the JPMorgan and BNP Paribas Presentation at the April 3 LSA board meeting which consisted of little besides an analysis of the trading of LNA common shares since the commencement of the Tender Offer, updated comparisons of selected publicly trading building materials companies in a six-line small

chart, and an analysis of premiums at various stock prices for LNA stock (i.e., between $75-$84 per share) over certain of its historical prices, implied multiples and a few other financial metrics; (iv) an update of the status of the shareholder actions arising from the Going-Private Transaction, primarily this consolidated action; and (v) a section detailing why Plaintiffs’ Consolidated Class Action Complaint alleges that the initial Tender Offer price was inadequate and the initial TO Schedule and Offer to Purchase contained material misrepresentations and omitted material facts.
CLASS ACTION ALLEGATIONS
     67. Plaintiffs bring this action on their own behalf and as a class action pursuant to Rule 2-231 of the Maryland Rules, on behalf of all holders of LNA stock, and their successors in interest, who are being, and will be, harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.
     68. This action is properly maintainable as a class action because:
          a. The Class is so numerous that joinder of all members is impracticable. According to LNA’s SEC filings, as of October 31, 2005, LNA had 71,736,000 shares of its common stock outstanding with approximately 33.3 million shares in the public float owned by hundreds, if not thousands, of holders, including Plaintiffs. The holders of these shares are geographically dispersed throughout the Untied States.
          b. There are questions of law and fact which are common to the Class including, inter alia, the following:

               i. whether the proposed Going-Private Plan is unfair to the Class;
               ii. whether Plaintiffs and the other members of the Class would be damaged irreparably were the Going-Private Plan, particularly the Merger, complained of herein consummated;
               iii. whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiffs and the other members of the Class;
               iv. whether the Tender Offer documents, including the Schedule TO, Offer to Purchase for Cash, Supplemental Offer to Purchase, and the Schedule 14D-9/A, and amendments thereto, are materially false and misleading;
               v. whether the Tender Offer is coercive; and
               vi. whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants.
          c. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.
          d. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
          e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the parties opposing the Class.

          f. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
          g. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
COUNT I
BREACH OF DUTY OF LOYALTY AND
ENTIRE FAIRNESS AGAINST THE LSA DEFENDANTS
     69. Plaintiffs repeat and reallege the foregoing allegations as if fully set forth herein.
     70. As controlling shareholders and affiliates and associates thereof, Defendants LSA, Efalar, Collomb, Kasriel, Lafont, Murdoch, Rollier and Rose (the “LSA Defendants”) owe a duty of undivided loyalty to LNA’s public minority shareholders.
     71. The purpose of the Going-Private Plan is to enable LSA, through Efalar, to acquire 100% ownership of LNA and its valuable assets for its own benefit at the expense of LNA’s public stockholders who, for inadequate consideration, will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability — in light of its continued growth in sales and profits.
     72. The Tender Offer, by its terms and its substance is not predicated on any notion of fairness to the minority shareholders of LNA. Despite the amended Tender Offer price of $82 share, the Company’s stock remains above $85 per share, the impartial market’s current valuation for the Company’s common stock not already owned by LSA. The price of $82 per share is unfair and inadequate because, among other reasons:
          a. LSA dominates and controls the financial, business and corporate affairs of LNA, and because the Individual Defendants hold executive and director positions within LNA, Defendants are in possession of private corporate information concerning the Company’s assets, businesses and future prospects, and there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of LNA which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value;
          b. LSA dominates the voting power of LNA’s outstanding equity securities, and can therefore veto any competing bid to acquire the Company;
          c. Over the last 52 weeks before LSA announced the Tender Offer, LNA common stock has traded as high as $70.47 per share, which meant that the initial Offer price of $75 per share was only a mere 6.4% premium. Since the announcement of the amended Tender Offer, the stock has traded approximately 3.6% higher than the $82 per share offer price. On April 10, 2006, LNA stock was trading over $85 per share;
          d. LNA has been trading close to the level of its book value and cash per share, and the amended offer price does not adequately take into account the significant value of LNA’s technologies and/or patents;
          e. The offer price of $82 per share does not adequately reflect the expected growth in the Company’s profitability, in light of its continued growth in sales and profits;

          f. The $75 per share initial offer price admittedly was not based on the LNA’s most current and accurate projections. This was confirmed by LNA in the process of putting together its first “outlook” projections for 2006 in early February 2006. In formulating the initial offer price, LSA and its financial advisors used older, less current 2006 Budget projections and did not use the more current first outlook projections for 2006. The first outlook projections for 2006, however, in addition to being a more current and accurate estimate of LNA’s projected performance, also showed a notable increase in EBIT (earnings before interest and taxes) compared to the 2006 budget. Indeed, as detailed below, on February 16, 2006, the Company informed LSA by letter that it was expecting to exceed its 2006 Budget numbers which had just recently been formulated and which had been very positive. Notwithstanding the foregoing, the projections used by LSA for the Company in formulating its initial Tender Offer price was based on a discount to the original 2006 Budget numbers sent to it by Company management. The initial Tender Offer price was thus reached using stale projections. While the amended Tender Offer price was purportedly increased to reflect the revised positive outlook for LNA going forward (the offer price was amended upward by 9.3%, $7 above the $75 per share initial offer price), the 2006 outlook, alone, reflected an increase in EBIT of 10.3% above the 2006 Budget projections. (Supplemental Offer to Purchase, Exhibit c(ii), “Discussion Materials.”) As stated above, the 2006 Budget figures, themselves, were significantly above the discounted numbers LSA used in formulating the initial offer price. Therefore, the newly amended offer price, while purportedly taking the 2006 outlook into account, did so at a discount;

          g. As detailed below, recent projections by various securities analysts following LNA based on the Company’s own publicly announced financials and projections, as well as industry-wide projections and statements by the Company’s competitors, are far more optimistic about the Company’s and the North American marketplace’s future prospects than those used by LSA’s financial advisors in formulating, and then amending, the Tender Offer;
          h. In October, 2005, just one month prior to engaging its financial advisors, LSA announced that it would have trouble meeting its full-year profit target as a result of a decline in North American demand. This announcement sent LNA’s stock price lower by 9.2%, as compared to the Bloomberg Europe index, which was flat, and Bloomberg U.S. index, which fell 2.1%. The Company’s stock price eventually recovered, in line with the U.S. index, but from a lower base. Given LNA’s favorable results for the fourth quarter of 2005, as well as the Company’s recent announcement that its earnings would exceed the 2006 Budget projections, the announcement made by LSA in October was an opportunity to depress the Company’s stock price prior to its subsequent Tender Offer;
          i. The analyses of the financial advisors used by LSA in making the Tender Offer are flawed because they rely on comparisons of LNA to European rather than North American companies. As described below, at least according to independent financial analysts following the Company, LNA has exposure to markets more similar to other U.S. and North American peers rather than European peers;
          j. The emphasis by LSA’s financial advisors on the fact that the Company had lower total shareholder returns than other U.S. building material companies, among other comparables, is flawed in that it ignores that, unlike most other U.S. building companies, the Company is a majority-controlled company which explains such lower comparables. Thus, the analyses purportedly used by LSA in justifying the Tender Offer price are flawed for this reason as well;
          k. The analyses of the financial advisors used by LSA in making the Tender Offer of the premiums paid in precedent transactions by controlling shareholders are incomplete, and, thus of limited utility, because, while they purport to show implied multiples, they do not show transaction multiples for precedent transactions, nor do they contain multiples, there is not enough detail provided to verify the summary results, nor do they provide transaction multiples for precedent industry transactions, as described below; and
          1. LSA had not obtained any fairness opinion with respect to the fairness of its terms to the Company’s minority shareholders and, indeed, has refused to disclose its valuation for LNA as a going concern. Instead, LSA misleadingly claims that determination of a “liquidation appraisal” is not appropriate because LSA will not liquidate the Company. (See Supplemental Offer to Purchase at p. 13.)
     73. The initiation and timing of the Going-Private Plan are breaches of the LSA Defendants’ duties of loyalty and constitute unfair dealing. The Tender Offer and Merger are planned to take advantage of strong projections for LNA before those projections are reflected in the price of LNA stock. Indeed, the LSA Defendants have access to LNA’s cash flow projections and other non-public information enabling them to determine how LSA can profit best by eliminating LNA’s minority shareholders at this time. The LSA Defendants possess material facts that are not known in the market. The LSA Defendants have already sought to exploit this informational asymmetry by claiming the Tender Offer represents a premium over the market price of LNA stock, when that market price reflects a discount from fair value.
     74. The Tender Offer is structurally coercive in violation of the LSA Defendants’ fiduciary duties to the minority shareholders. Specifically, the LSA Defendants have sought to coerce the Special Committee and the Company’s shareholders in the following ways:
          a. The federal securities laws require LNA’s Board and its Special Committee to respond within ten (10) business days from the date of the Tender Offer (i.e., originally by March 7, 2006) and to state the Board’s position with respect to the Tender Offer, if any. The Special Committee requested a delay in the issuance of the Tender Offer for 30 days, which request was denied by LSA;
          b. The Special Committee requested additional time from LSA to undertake its analysis and submit a recommendation to shareholders. Until March 6, 2006, LSA had refused the request for LSA and Efalar to keep the Tender Offer open for an additional period of time, and on that date agreed only to a two-week extension, the minimum time the Special Committee had told LSA it needed. By squeezing the Special Committee’s time to make a fully informed recommendation to shareholders, LSA and Efalar sought to coerce the Special Committee, and the Company’s shareholders, into accepting the Tender Offer as issued. There was no assurance that the two-week extension of the time to keep the Tender Offer open (until April 3, 2006), as more fully described below, was sufficient;

          c. As set forth in the Offer to Purchase (page 5), LSA and Efalar expressly warn the Company’s shareholders as follows:
If the [second-step] merger does not take place, however, the number of shareholders and the number of shares of Company common stock that are still in the hands of the public may be so small that Company common stock may not be eligible to trade on the New York Stock Exchange and the Toronto Stock Exchange, and there may not be any public trading market for Company common stock. Also, the Company may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly-held companies.
In other words, defendants LSA and Efalar warned and threatened the minority shareholders that if they do not tender their shares into the Tender Offer, they risk holding illiquid securities and receiving no further SEC disclosures from the Company which places extraordinary pressure on the Company’s minority shareholders to tender their shares even if they believe the Offer price is unfair and inadequate;
          d. Various conditions to the Tender Offer provide LSA with the broad latitude to withdraw the Tender Offer for a variety of reasons. For example, LSA has reserved the right to waive the condition to the Tender Offer that LSA must, directly or through wholly-owned subsidiaries, own a number of shares of the Company’s common stock and Lafarge Canada’s Exchangeable Preference Shares representing at least 90% of the issued and outstanding shares of common stock and exchangeable preference shares, taken together as a single class, as of the date the shares of common stock are accepted for payment, without a commitment to engage in a back-end merger at the same price provided in the Tender Offer or to provide for a subsequent offering period during which LSA would permit additional tenders of shares of common stock (and Exchangeable Preference Shares) not tendered prior to the expiration date of the Tender Offer at the same price provided in the Tender Offer. In the event LSA purchases shares in the Tender Offer under circumstances such that it owned less than 90% of the outstanding shares of common stock and exchangeable preference shares, taken as a single class, and is unable to consummate a short-form merger (whereby the remaining minority stockholders would receive the same consideration for their shares as other minority stockholders in the Tender Offer), LSA has stated that it may (but would not be obligated to) engage in transactions that could result in proceeds per share of common stock to the public stockholders of the Company that are more or less than the Tender Offer price or could result in the trading price of common stock to increase or decrease, and the consummation of such an Offer could adversely affect the liquidity, market value and/or securities exchange listing of the remaining shares of common stock held by the remaining non-tendering minority stockholders. (See, e.g., Supplemental Offer to Purchase at pp. 8-9.) Thus, if LNA minority shareholders do not tender their shares in the Tender Offer they run the risk, for example, that LSA/Efalar will satisfy the minimum tender condition of getting more than 50% of the shares it does not already own but not obtain 90% of the outstanding shares of common stock and exchangeable preference shares and that, subsequently, they will be subjected to transactions which could net them less than the Tender Offer price. Indeed, this structural coercion was expressly recognized as a “material factor” by the Special Committee in, among other things, determining that the Tender Offer is not in the best interests of the minority stockholders in the 14D-9/A Am. No. 2 at p. 4, as detailed below.
     75. The disclosure of the Going-Private Plan and initiation of the Tender Offer also reflects unfair dealing and a lack of candor. The LSA Defendants have caused materially misleading and incomplete information to be disseminated to LNA’s minority shareholders. Specifically, the Schedule TO, the Offer to Purchase and amendments thereto, including the Supplemental Offer to Purchase, are materially misleading in that, among other things, they omit material information needed by the Company’s public shareholders in order for them to make fully informed decisions as to whether or not they should tender their LNA shares into the Tender Offer. Specifically, the disclosures by defendants LSA and Efalar are inadequate because:
          a. While the amended Tender Offer price was purportedly increased to reflect the revised positive outlook for LNA going forward, the offer price was amended upward by 9.3% ($7 above the $75 per share initial offer price) even though the 2006 outlook, alone, reflected an increase in EBIT of 10.3% above the 2006 Budget projections (Supplemental Offer to Purchase, Exhibit c(ii), “Discussion Materials”). The 2006 Budget numbers, however as stated above, were significantly above the discounted numbers LSA used in formulating the initial offer price. Therefore, the newly amended offer price, while purportedly taking the 2006 outlook into account, did so at a discount. Nowhere in the text of the Supplemental Offer to Purchase do the LSA Defendants acknowledge that they are discounting the 2006 outlook prepared by LNA’s management in amending their Tender Offer. Only by scrutinizing the exhibits to the document can a Class member, with a financial background, possibly glean this information;
          b. The valuations in the Offer to Purchase generated by LSA and its financial advisors also misleadingly fail to disclose adequately the Company’s recently improved financial results. For example, on January 31, 2006, LNA announced its Fourth Quarter and year-end 2005 financial results that included a 14% increase in net sales and a 27% increase in operating income from the same quarter of the prior year, with full-year sales up 15% and operating income up 18%. In this connection, in the January 31, 2006 announcement, the Company’s management was quoted as stating: “We are pleased with the strong finish of our cement segment, the solid pricing gains made in all of our product lines and the continued excellent performance of our gypsum business... We again delivered significant year-over-year earnings growth, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America.”
          c. The analyses of the financial advisors of LSA are also misleading, and flawed, because they rely on comparisons of LNA to European rather than North American companies. In the TO Schedule/Offer to Purchase, LSA and its financial advisors seem to go to great lengths to show that the Company is more comparable to European building materials companies than U.S. or North American companies. They fail to disclose, however, that, at least according to analysts, the Company has exposure to markets more similar to other U.S. and North American and not European peers. Furthermore, a comparison of the daily stock price returns for LNA to (i) the Bloomberg Europe Building Materials Index; and (ii) the Bloomberg U.S. Building Materials Index indicates a much stronger correlation with the Company’s North American competitors. Similarly, an analyst from Dundee Securities also picked up on the discrepancy in assuming LNA deserves European company multiples.
The JP Morgan review highlights Lafarge’s lack of exposure to high growth North American markets. In our view, Lafarge NA’s footprint in Western Canada, where oil prices have triggered a surge in construction markets, is a positive. A major aggregate operation on Texada Island, B.C. shipping aggregate into the Californian market, addresses a growth market. A strong presence in the Chicago market, where a massive redevelopment of O’Hare airport is planned, is a good market.

In our opinion, Lafarge NA’s market, mainly in the interior of North America, are protected from imports. In a recession foreign imports can be a negative factor. (Dundee Securities, 2/22/06 analyst report.)
Thus, it appears that the comparables analysis set forth in the Offer to Purchase was misleading in that U.S. rather than European multiples are more appropriate. Indeed, using an EV/EBITDA multiple of 8X (a U.S. industry multiple) results in an implied value per share in the $90 range.
          d. The Offer to Purchase (page 22) states that:
JPMorgan and BNP Paribas analyzed the Company’s geographic presence and noted that the Company had relatively limited presence in higher growth regions such as California, Florida and Texas (which had cumulative annual cement consumption growth rates (“CACCGR”) of 5.7%, 5.6% and 5.2%, respectively, between 1994 and 2004), with a larger proportion of its operations located in lower growth regions such as Michigan and Wisconsin (CACCGR of 2.1% and 2.0%, respectively, between 1994 and 2004) and Canada (CACCGR of 3.0% between 1993 and 2003).
The above-mentioned statements are misleading because defendants LSA and Efalar fail to disclose the positive aspects of the Company’s geographic presence such as the facts that (i) LNA’s presence in Western Canada, where oil prices have triggered a surge in construction markets, “is a positive” (Dundee Securities, 2/22/06 analyst report); (ii) a major aggregate operation on Texada Island, B.C. shipping aggregate into the California market addresses a growth market (id.); (iii) the Company has a strong presence in the Chicago market, which is “a good market” with significant upside potential (id.); and (iv) the Company’s primary presence in the interior of North America is actually a significant plus-factor in that the interior market is protected from imports. (Id.)
          e. The analyses of LSA’s financial advisors, in which they determine the Company is more comparable to European rather than US building material

\

companies, and thus deserve lower multiples, is misleading. Such comparison fails to disclose the true reasons for the Company’s historically depressed multiples, namely, that by virtue of the fact that LSA controls in excess of 50% of the shares, no other third party buyer would be interested, nor able, to make a bid for control of the Company. In an industry such as building materials, which is rapidly consolidating, this puts the Company’s shareholders at a disadvantage. The reason for the lower historical trading multiples has little to do with the Company’s prospects and everything to do with its capital structure. This is not explained by the financial advisors. Instead, it is a distortion seized upon by the financial advisors to artificially depress the valuation.
          f. They omit key information regarding the financial advisors’ precedent going-private transactions analysis. The TO Schedule/Offer to Purchase describes an analysis done by LSA’s financial advisors of the premiums paid in purported precedent going-private transactions by controlling shareholders. (See Offer to Purchase at pp. 22-23.) This analysis resulted in a wide range of premiums to the one-week prior price of 15% to 43%. The current Tender Offer is 27.6% (below the median of this range). While the table described in the Offer to Purchase purports to show implied premiums, there is no disclosure as to which specific transactions they considered. Indeed, LSA/Efalar do not provide any details on these transactions such as who the targets were, or the multiples to sales, EBITDA, or earnings at which the transactions were priced. Without such details it is impossible to verify the conclusions reached in the analysis described in the TO Schedule/Offer to Purchase. However, a review of Mergerstat data on “going-private” transactions performed by plaintiffs’ consultants shows that from 1999 — 2005, the median premium price ultimately paid above the

1-week prior trading price was 35%. A 35% premium over LNA’s 1-week prior closing price of $64.00 indicates a fair premium value in excess of $86.00 per share. This summary reflects many more transactions than considered by LSA’s advisors.
          g. They omit any precedent industry transactions analysis. LSA’s advisors apparently did not prepare any analysis of the premiums or multiples paid in precedent industry transactions (at least none are disclosed in the TO Schedule/Offer to Purchase or Supplemental Offer to Purchase). This omission is important due to the fact that investors have no way of comparing the current offer to prices paid in recent transactions involving the Company’s competitors. Indeed, a recent analysis prepared by Dundee Securities demonstrates that the present Tender Offer is below multiples in recent precedent transactions. Moreover, a precedent industry transaction analysis done by plaintiffs’ consultants demonstrates that the median EV/EBIT and EV/EBITDA multiples paid for transactions announced between 2/1/00 — 2/1/06, were 12.1x and 8.8x, respectively. Applying these multiples to LNA’s 2005 EBIT and EBITDA results in an implied value of $86.00 - $90.00 per share.
          h. The statements in the Supplemental Offer to Purchase that (i) LSA and Efalar “continue to believe that the Original Offer Price offered to the unaffiliated shareholders of the Company pursuant to the Original Offer and the Merger is fair to such unaffiliated shareholders” (Supplemental Offer to Purchase at page 10), and (ii) because they believe the Original Offer and Merger is fair LSA and Efalar, of course, believe the amended Offer price is fair to the Company’s minority shareholders (id, at p. 12) notwithstanding that the Company’s stock currently trades at about $85 per share, are not credible. Notably, LSA and Efalar claim that the Offer Price is fair, but LSA’s financial advisors have not taken any position or the fairness of the price and have not provided any fairness opinion stating that they actually believe that $82 per share, let alone $75 per share, is a fair price to the Company’s minority shareholders. In this connection the Supplemental Offer to Purchase acknowledges (at page 14) that “JPMorgan and BNP Paribas were not asked to, nor did they, opine as to the fairness of the [Tender Offer] to the unaffiliated shareholders of the Company ....”
     76. While the Supplemental Offer to Purchase does describe Plaintiffs’ “allegations” regarding why they believe the Tender Offer is inadequate and why the TO Schedule and Offer to Purchase are materially misleading, it minimizes Plaintiffs’ contentions by proffering them as mere, unsubstantiated allegations, and certainly gives them no credence. Furthermore, the Supplemental Offer to Purchase fails to disclose much of the information Plaintiffs claim has been omitted. For example, while the Supplemental Offer to Purchase states that Plaintiffs allege that “the Offer fails to present any discounted cash flow analysis for the Company, even though such an analysis is a standard measure used by valuation professionals to determine a present value of a company’s projections for growth” (Supplemental Offer to Purchase at p. 26), the LSA Defendants still fail to disclose whether they or their financial advisors prepared a discounted cash flow analysis and, if so, what did it conclude? While the disclosure of the Plaintiffs’ allegations are useful, to a certain extent, by LNA shareholders in determining whether to accept the revised Tender Offer, they are not full and fair disclosures of facts pertaining to the operating condition and future prospects of LNA. Thus, in the disclosure, the LSA Defendants sought to mislead LNA shareholders into believing that these are merely allegations of the Plaintiffs when the LSA Defendants have the information from which they should admit whether the facts as alleged by Plaintiffs are true, and provide the underlying information to LNA shareholders in any case.
     77. Defendants’ scheme, and particularly their effort to cap LNA’s stock price, was designed to drive a substantial number of LNA shareholders to sell into the market after the announcement of the Going-Private Plan raised the market price of LNA stock. After the announcement of the Going-Private Plan, numerous shareholders sold their shares based on misleading and incomplete disclosures that suggested there was no point waiting for the inevitable freeze-out. Arbitrageurs who purchased shares after the announcement will be highly motivated to tender their shares at a modest profit, regardless of the lack of fairness of the Tender Offer price.
     78. The Going-Private Plan represents an opportunistic effort to free LSA from future dealings with LNA’s public shareholders at a discount from the fair value of their shares. As discussed above, even the amended $82 per share offer price does not represent fair value. The premium LSA extols is meaningless, as it is based on LSA’s attempt to take advantage of a market price for LNA stock that does not reflect LNA’s internal, non-public projections for strong growth and also reflects a minority discount based on LSA’s majority ownership of LNA. Moreover, shareholders do not have any appraisal remedies in connection with the Tender Offer and Merger.
COUNT II
BREACH OF DUTY OF LOYALTY AND DUTY OF CANDOR
AGAINST LNA AND THE INDIVIDUAL DEFENDANTS
     79. Plaintiffs repeat and reallege the previous allegations as if fully set forth herein.

     80. As detailed above, LNA’s Board, including those members who are directly affiliated with, and controlled by, LSA, has also been authorizing the Company to repurchase its shares on the open market, apparently to pave the road for this Tender Offer from LSA. Indeed, through this ambitious, ever-increasing repurchase program, the Board and the Company have made it far cheaper for LSA to acquire the outstanding shares of LNA it does not own because there are now far less such shares to purchase.
     81. Notwithstanding the fact that the Special Committee recommended that the Company’s minority shareholders not tender their shares in the initial Tender Offer, the 14D-9/A Am. No. 2 omitted material information needed by LNA’s minority shareholders to make a fully informed decision as to whether to tender their shares in the Tender Offer. Specifically, the 14D-9/A Am. No. 2 failed to disclose the following:
          a. The financial analyses performed by Merrill Lynch and Blackstone. While the document annexed the opinions of Merrill Lynch and Blackstone, nowhere does the 14D-9/A Am. No. 2 describe any substantive portions of the work of these financial advisors even though these advisors’ negative views of the Tender Offer are cited as a basis for the Special Committee’s own recommendation for minority shareholders not to tender. Thus, the document omits, among other things, any ranges of fairness created by Merrill Lynch and Blackstone to determine whether the Tender Offer price was fair, or put another way, did these advisors recommend a range of fair values? Disclosure of such information is important so that shareholders may learn what tender offer price(s) these advisors may deem fair to LNA’s minority shareholders. Moreover, nowhere is there any detail as to the types of financial analyses Merrill Lynch and

Blackstone performed (e.g. was a discounted cash flow analysis performed? And, if so, what did it reveal?).
          b. What multiples of EBITDA the Special Committee or its advisors considered to be reasonable. The 14D-9/A Am. No. 2 simply states that the Tender Offer price implies EBITDA multiples that are too low but does not describe what multiples should be used in determining the fairness of the Tender Offer price.
          c. The actual 2006 “outlook.” While the 14D-9/A Am. No. 2 refers to snippets from the 2006 “outlook” and the original 2006 budget, neither document is annexed or described in detail in the 14D-9/A Am. No. 2 (or the Offer to Purchase for that matter), notwithstanding the apparent importance the Special Committee and its financial advisors accorded these documents.
          d. What alternatives the Special Committee considered, if any, to simply recommending that the minority shareholders not tender their shares. According to the initial Schedule 14D-9 filed by the Company on March 6, 2006 (at pages 2-3):
The Board of Directors [of LNA] delegated to the Special Committee all of the powers of the Board of Directors (other than those powers not delegable (or not delegable with express limitations thereon) by the Board of Directors to a committee under Maryland Law, which include but are not limited to the power to amend bylaws, authorize dividends and issue capital stock) to, among other things, (1) review and evaluate the terms and conditions of the proposed tender offer, (2) respond to and, if deemed appropriate, negotiate the terms and conditions of the proposed tender offer, (3) make or not make a recommendation or recommendations to the Company’s stockholders (other than Lafarge S.A.) with respect to the proposed tender offer, (4) review, analyze, evaluate and monitor all proceedings and activities of the Company related to the proposed tender offer, and (5) take all such other actions that the Special Committee deems to be in or not opposed to the best interests of the Company’s stockholders (other than Lafarge S.A) and the Company, with respect to the proposed tender offer provided, however, that such delegation shall not include the authority to seek to sell or to effectuate the sale of the Company to a party other than Lafarge S.A. so long as Lafarge S.A. remains committed to retaining its current shares in the capital stock of the Company and Lafarge Canada. In addition, the Board of Directors authorized the Special Committee to engage, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.
Nowhere is it disclosed, however, whether the Special Committee sought, in any way, to block the access of the minority stockholders to receive the inadequate Tender Offer from LSA/Efalar by use of a “poison pill” or other defensive mechanism and, if not, why not?
     82. In addition to the above disclosure violations, the Special Committee, empowered with the full power of the Board to act in the best interests of the Company’s shareholders, including expressly the power to “authorize dividends” (14D-9/A Am. No. 2 at pp. 2-3) (with the one exception described above), breached its fiduciary duties by failing to use a “poison pill” or other defensive mechanism to block the access of the minority shareholders to receive the Tender Offer from LSA/Efalar which the Special Committee itself deemed to be inadequate. Indeed, the Special Committee should have brought an action to enjoin the Tender Offer to satisfy its fiduciary obligations but has apparently chosen not to do anything beyond its negative recommendation. The non-Special Committee Individual Defendants, as the members of the Board, similarly failed to use a “poison pill” or other defensive mechanism to the benefit of the minority shareholders in breach of their duties.
     83. After the negative recommendation of the Special Committee and the hearing on Plaintiffs’ motion for a temporary restraining order, LSA announced on April 4, 2006 that it was going ahead with the amended Tender Offer. The Special Committee has not yet issued its recommendation to Class members regarding the amended Tender Offer.
     84. As a result of the actions of Defendants, Plaintiffs and the other members of the Class will be damaged in that: (i) they will be required to make a decision on the amended Tender Offer based on materially false and misleading information; (ii) they will be forced to make their decision to tender into a structurally coercive tender offer; and (iii) they have not and will not receive their fair proportion of the value of LNA’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of LNA’ s common stock.
     85. Plaintiffs and the Class will suffer irreparable damage unless LSA and Efalar are enjoined from finalizing the Going-Private Transaction, particularly the Merger.
     86. Plaintiffs have no adequate remedy at law.
     WHEREFORE, Plaintiffs demand judgment as follows:
     (1) declaring this to be a proper class action and certifying Plaintiffs as the Class representatives and Co-Lead Counsel as class counsel;
     (2) enjoining, preliminarily and permanently, the Going-Private Transaction, particularly the Merger complained of herein;
     (3) causing LSA and Efalar to issue another supplemental Schedule TO, including a second Supplemental Offer to Purchase, to correct the previously materially misleading Schedule TOs and Offers to Purchase filed with the SEC;

     (4) causing LNA and the Individual Defendants to issue a supplemental amendment to the Schedule 14D-9/A to add material information omitted from the Schedule 14D-9/A and its amendments to date;
     (5) to the extent, if any, that the Tender Offer is consummated prior to the Merger and entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;
     (6) directing that Defendants pay to Plaintiffs and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;
     (7) requiring disgorgement and imposing a constructive trust on all property and profits Defendants received as a result of their wrongful conduct;
     (8) awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and expert consultant(s); and
     (9) granting such other further relief as the Court may deem just and proper.

DATED: April 12, 2006		POWERS & FROST, L.L.P.

	By:	/s/ Michael A. Stodghill

PATRICK C. SMITH
MICHAEL A. STODGHILL
One Church Street • Suite 201
Rockville, Maryland 20850
Tel: 301-610-9700
Fax: 301-610-9716

Counsel for Plaintiffs in Civil No. 268974-V
and Civil No. 269216-V and Liaison
Counsel for Plaintiffs

FARUQI & FARUQI, LLP
NADEEM FARUQI
SHANE ROWLEY
ADAM GONNELLI
320 East 39th Street
New York, New York 10016
Tel: 212-983-9330
Fax: 212-983-9331

GARDY & NOTIS, LLP
MARK C. GARDY
JAMES S. NOTIS
440 Sylvan Avenue, Suite 110
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337

BARRACK RODOS & BACINE
LEONARD BARRACK
JEFFREY W. GOLAN
3300 Two Commerce Square
2001 Market Street
Philadelphia, Pennsylvania 19103
Tel: 215-963-0600
Fax: 215-963-0838

WOLF POPPER LLP
ROBERT M. KORNREICH
CHET B. WALDMAN
845 Third Avenue
New York, New York 10022
Tel: 212-759-4600
Fax: 212-486-2093

Plaintiffs’ Co-Lead Counsel

DEMAND FOR JURY TRIAL
     Pursuant to Maryland Rule 2-325(a), Plaintiffs hereby demand a trial by jury on all issues so triable.

DATED: April 12, 2006		POWERS & FROST, L.L.P.

	By:	/s/ Michael A. Stodghill

PATRICK C. SMITH
MICHAEL A. STODGHILL
One Church Street • Suite 201
Rockville, Maryland 20850
Tel: 301-610-9700
Fax: 301-610-9716

Counsel for Plaintiffs in Civil No, 268974-V
and Civil No. 269216-V and Liaison
Counsel for Plaintiffs

FARUQI & FARUQI, LLP
NADEEM FARUQI
SHANE ROWLEY
ADAM GONNELLI
320 East 39th Street
New York, New York 10016
Tel: 212-983-9330
Fax: 212-983-9331

GARDY & NOTIS, LLP
MARK C. GARDY
JAMES S. NOTIS
440 Sylvan Avenue, Suite 110
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337

BARRACK RODOS & BACINE
LEONARD BARRACK
JEFFREY W. GOLAN
3300 Two Commerce Square
2001 Market Street
Philadelphia, Pennsylvania 19103
Tel: 215-963-0600
Fax: 215-963-0838

WOLF POPPER LLP
ROBERT M. KORNREICH
CHET B. WALDMAN
845 Third Avenue
New York, New York 10022
Tel: 212-759-4600
Fax: 212-486-2093

Plaintiffs’ Co-Lead Counsel

54